UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents Description

1                                          Press release dated November 9, 2010: Aeterna Zentaris Reports Third Quarter 2010 Financial and Operating Results

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Third Quarter 2010 Financial and Operating Results

Quebec City, Canada, November 9, 2010 — Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (“the Company”) today reported financial and operating results for the third quarter ended September 30, 2010.

The Company’s lead oncology compounds, perifosine, in Phase 3 registration trials for multiple myeloma and advanced colorectal cancer as well as in other earlier-stage cancer trials, and AEZS-108 in Phase 2 trials in advanced ovarian and endometrial cancer, continued to make significant progress.

“We are proud of the progress we have made over the last quarter as these products demonstrate our commitment to improving oncology treatment through ‘personalized medicine’,” said Juergen Engel, Ph.D., Aeterna Zentaris’ President and Chief Executive Officer. “We now look forward to the presentation of Phase 2 results for AEZS-108 in advanced endometrial cancer at the EORTC-NCI-AACR International Symposium on Molecular Targets and Cancer Therapeutics.”

Third Quarter 2010 Highlights

(All amounts are in U.S. dollars)

•                  Perifosine received orphan-drug designation by the United States Food and Drug Administration (“FDA”) for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants (July 14, 2010).

•                  Dr. Jacek Pinski of the Norris Comprehensive Cancer Center awarded a grant from the National Institutes of Health (“NIH”) for a Phase 1/2 study in advanced refractory prostate cancer with AEZS-108 (August 5, 2010).

•                  An abstract on SolorelTM, an oral synthetic ghrelin receptor agonist currently in Phase 3 as a diagnostic test for Adult Growth Hormone Deficiency (“AGHD”) was presented at the Seventh International Congress of Neuroendocrinology in Rouen, France. The data showed that Solorel’s accuracy was at least equivalent to the current tests for AGHD (July 14, 2010).

•                  Interim Phase 3 data on Solorel demonstrating the potential to provide a simple, well tolerated and safe oral diagnostic test for AGHD was also presented at the Fifth International Congress of the Growth Hormone Research Society and the Insulin-like Growth Factors Society in New York City (October 5, 2010).

“Our financial position continues to be solid with $39.9 million in cash and cash equivalents at quarter-end and a current controlled burn rate of approximately $2 million per month,” said Dennis Turpin, Senior Vice President and Chief Financial Officer of Aeterna Zentaris.

CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Revenues were $5.7 million for the three-month period ended September 30, 2010, compared to $8.6 million for the same period in 2009. The decrease is due mainly to the absence, in 2010, of amortization of an upfront license fee payment related to our agreement with sanofi-aventis U.S. LLC, which was entered into in March 2009 and subsequently terminated, in connection with our now discontinued development program involving cetrorelix for the treatment of benign prostatic hyperplasia (“BPH”).

Research and development (“R&D”) costs, net of tax credits and grants, were $4.1 million for the three-month period ended September 30, 2010, compared to $9.7 million for the same period in 2009. The comparative decrease in net R&D costs is primarily attributable to the winding down and termination of development activities related to cetrorelix in BPH.

Net loss was $10.1 million, or $0.12 per basic and diluted share, for the three-month period ended September 30, 2010, compared to $11.3 million, or $0.19 per basic and diluted share, for the same period in 2009. The decrease in net loss is attributable largely to lower net R&D expenses and to lower SG&A expenses, despite both the comparative decrease in revenues and the comparative increase in foreign exchange losses.

Cash and cash equivalents totalled $39.9 million as at September 30, 2010.

Conference call

Management will be hosting a conference call for the investment community beginning at 4:00 p.m. Eastern Time today, Tuesday, November 9, 2010, to discuss third quarter 2010 results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, from outside Canada, 888-231-8191 or may listen through the Internet at www.aezsinc.com in the Newsroom section. A replay will be available on the Company’s website for 30 days following the live event.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, ovarian and endometrial cancer as well as multiple myeloma. The Company’s innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Results of Operations

(in thousands, except for share and per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues
Sales and royalties	5,463	5,539	16,344	15,937
License fees and other	263	3,026	1,388	7,118
	5,726	8,565	17,732	23,055
Operating expenses
Cost of sales, excluding depreciation and amortization	4,292	4,488	13,324	12,727
Research and development costs, net of tax credits and grants	4,061	9,738	14,791	33,251
Selling, general and administrative expenses	2,859	3,193	8,780	9,849
Depreciation and amortization
Property, plant and equipment	239	341	744	983
Intangible assets	363	594	1,110	1,714
	11,814	18,354	38,749	58,524
Loss from operations	(6,088)	(9,789)	(21,017)	(35,469)
Other income (expenses)
Interest income	22	39	111	311
Foreign exchange (loss) gain	(4,081)	(1,538)	429	(1,598)
	(4,059)	(1,499)	540	(1,287)
Net loss for the period	(10,147)	(11,288)	(20,477)	(36,756)

Net loss per share
Basic and diluted	(0.12)	(0.19)	(0.28)	(0.67)
Weighted average number of shares
Basic and diluted	83,139,620	58,506,619	73,122,927	55,135,876

Interim Consolidated Balance Sheet Information

(in thousands)

(unaudited)

	As at September 30, 2010	As at December 31, 2009
	$	$

Cash and cash equivalents	39,866	38,100
Accounts receivable and other current assets	7,392	10,913
Restricted cash	841	878
Property, plant and equipment	3,357	4,358
Other long-term assets	29,404	32,013
Total assets	80,860	86,262

Accounts payable and other current liabilities	13,313	19,211
Current portion of long-term payable	58	57
Long-term payable	87	143
Non-financial long-term liabilities*	52,611	57,625
Total liabilities	66,069	77,036
Shareholders’ equity	14,791	9,226
Total liabilities and shareholders’ equity	80,860	86,262

* Comprised mainly of deferred revenues and employee future benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date:	November 12, 2010	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer